UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 000-20841
                       ----------
(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: June 30, 2001
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                         Swift Transportation Co., Inc.
                         ------------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                             2200 South 75th Avenue
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Phoenix, Arizona 85043
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

On June 29, 2001, the Registrant completed the merger (the "Merger") of M.S. Carriers, Inc. with and into a wholly owned subsidiary of the Registrant. Upon completion of the Merger, M.S. Carriers became a wholly owned subsidiary of the Registrant. Due to the complexity of certain accounting matters related to the integration of M.S. Carriers financial information into the Registrant's financial statements, the Registrant is unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 by the prescribed filing date of 5:30 p.m. EST on August 14, 2001 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           William F. Riley III          602              269-9700
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Swift Transportation Co., Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2001                     By: /s/ William F. Riley III
                                             -----------------------------------
                                             William F. Riley III
                                             Senior Executive Vice President and
                                             Chief Financial Officer

                                     Annex A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-Q for the quarter ended June 30, 2001 cannot be filed by the prescribed filing date of 5:30 p.m. EST on August 14, 2001. The Company previously disclosed its financial results for the quarter ended June 30, 2001 in a press release dated July 26, 2001. The results of operations set forth in the press release reflect the merger with M.S. Carriers, Inc., which was completed on June 29, 2001 and accounted for as a "pooling of interests." The press release discloses (i) revenues of $535.6 million and $1.045 billion for the three and six months ended June 30, 2001, respectively, compared to revenues of $500.3 million and $958.9 million for the corresponding periods in the prior year, (ii) net earnings of $10.5 million and $12.7 million for the three and six months ended June 30, 2001, respectively, compared to net earnings of $22.7 million and $38.0 million for the same three and six month periods in 2000.